                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 11)

                               DIME BANCORP, INC.
                            (Name of Subject Company)


                               DIME BANCORP, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                     25429Q
                      (CUSIP Number of Class of Securities)

                              JAMES E. KELLY, ESQ.
                                 GENERAL COUNSEL
                               DIME BANCORP, INC.
                                589 FIFTH AVENUE
                                    3RD FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 326-6170
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                    Copy to:

                             MITCHELL S. EITEL, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

   [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         This Amendment No. 11 amends and supplements the solicitation/recommendation statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "SEC") on March 21, 2000, as subsequently amended on March 21, 2000, March 22, 2000, March 24, 2000, March 30, 2000, April 6, 2000, April 7, 2000, April 12, 2000, April 14, 2000, May 1,
2000 and May 2, 2000 (as so amended, the "Schedule 14D-9"), by Dime Bancorp, Inc., a Delaware corporation ("Dime"), in relation to the exchange offer disclosed in the Schedule TO, dated March 15, 2000 (as amended from time to time, the "Schedule TO"), of North Fork Bancorporation, Inc., a Delaware corporation ("North Fork"), and Fleet Boston Corporation, a Rhode Island corporation ("FleetBoston"), to exchange each issued and outstanding share of Dime common stock, par value $0.01 per share, for 0.9302 of a share of North Fork common stock, par value $0.01 per share, and $2.00 in cash, upon the terms and subject to the conditions described in the Schedule TO, the Registration Statement filed on Form S-4 by North Fork on March 15, 2000 and the Prospectus relating to North Fork's common stock dated March 14, 2000 and contained therein (each of which may be amended from time to time and each of which is an Exhibit and incorporated by reference into North Fork's Schedule TO).

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3 is hereby supplemented and amended by adding the following:

         Exhibits (e)(3) through (e)(21) are incorporated into this Item 3 by reference.

         On April 28, 2000, Dime announced that its Board of Directors and management would begin a comprehensive exploration of all strategic options. These options could include a strategic transaction, such as a tender offer, merger, reorganization, strategic alliance, asset sale or transfer or other similar transaction. During this time of uncertainty, Dime believes it is important to prevent significant staff losses that could adversely affect its operations going forward and its ability effectively to explore its strategic options. In order to promote the exploration process and ensure adequate staffing levels, Dime's Board of Directors determined to take certain steps to strengthen its ability to retain critical employees. These measures are summarized below.

UMBRELLA TRUSTS

         Beginning in 1988, Dime has over time established four umbrella trusts, the purpose of which has been and continues to be to assure the payment of benefits when due to directors and employees under Dime's existing benefit plans and arrangements (including employment agreements for executive officers), notwithstanding a future change in control of Dime. Two of these trusts, one covering certain benefits for current senior officers as well as continuing obligations to former senior officers that succeeded trusts originally established in 1988, and another covering certain benefits for current and past directors, were established in 1995. The third trust, covering employee severance and other broad-based benefits, was established in May 2000. Each of these three trusts provides that, on or prior to a change in control or an irrevocable

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election (each as described below), Dime is to provide the trust with sufficient funds to cover 110% of the present value of the projected cost of cash-based benefits covered by that trust, plus additional amounts to cover trust administration costs and other trust-related expenses. Each of these trusts is administered by an independent Trustee and provides that benefit payments under the plans and arrangements covered by that trust that are not paid by Dime when due will be paid by the Trustee out of trust assets. In addition, a separate benefit protection trust, established in May 2000, is intended to provide legal support to affected employees if, following a change in control or an irrevocable election, benefits are not paid when due under Dime plans and arrangements that are not covered under another umbrella trust. Any assets of the trusts in excess of those required to cover benefit payments or other expenses are to be returned to Dime, and all assets of the trusts are available to satisfy claims of creditors of Dime. Assets of the trusts remain included on the balance sheet of Dime until used for trust purposes.

         Under the trusts, a "change in control" is generally defined to include
(1) the acquisition of more than 35% of the voting power of Dime by any person, entity or group; (2) if the individuals who were members of the Board of Directors on July 24, 1997, and others whose appointment or nomination was recommended by a vote of 2/3 of the directors in office on July 24, 1997 (or by other directors who themselves previously satisfied this requirement), cease to constitute a majority of the Board; (3) a merger or consolidation of Dime or any direct or indirect subsidiary of Dime unless Dime voting securities outstanding before the event continue to represent (in combination with securities held under an employee benefit plan of Dime or any subsidiary) at least 65% of the outstanding voting securities of the surviving entity after the merger or consolidation, or unless the merger or consolidation was effected solely to implement a recapitalization of Dime or Dime Savings where no person, entity or group becomes the owner of 35% or more of the voting securities of Dime or Dime Savings; and (4) certain sales of substantially all of Dime's consolidated assets, as well as certain other circumstances specified in the trust agreements. In addition, the terms of these trusts provide that a directors' committee, which currently consists (and following a change in control or irrevocable election will continue to consist) of the present members of Dime's Compensation Committee, and (under those trusts which relate to employee benefit plans and arrangements) a management committee, which currently consists (and following a change in control or irrevocable election will continue to consist) of Lawrence J. Toal (Dime's Chief Executive Officer), Anthony R. Burriesci (Dime's Chief Financial Officer), James E. Kelly (Dime's General Counsel), D. James Daras (Dime's Treasurer) and Arthur C. Bennett (Dime's Chief Human Resources Officer), may make an "irrevocable election," the effect of which is generally the same under the trusts as if a change in control had occurred. Following an irrevocable election or a change in control, decisions as to the amount, form and timing of payments to be made by the trusts under the covered benefits may be made by the directors' committee (in the case of plans for the benefit of directors) or the trust committee (in the case of plans and arrangements for the benefit of employees), and the plans and arrangements of Dime covered by the trusts have been amended as necessary to confirm the authority of the appropriate committee to make such determinations. Members of these committees will not receive any compensation for serving as such, except that following termination of their

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service as directors or officers of Dime, committee members will receive $1,500 for each meeting attended in person and $1,000 for each meeting attended by telephone conference. Only one fee will be paid for concurrent or consecutive meetings.

PLAN AMENDMENTS

         Effective May 18, 2000, Dime's Board of Directors approved amendments to certain of its plans and arrangements for the benefit of directors, executive officers and employees, including the amendments described above, and approved certain additional severance benefits for Dime's executive officers and employees. Some of these amendments will have the effect of limiting the ability of an acquiring institution to amend such plans, including Dime's Supplemental Executive Retirement Plan, Key Executive Life Insurance/Death Benefit Plan, Officer Incentive Plan and voluntary deferred compensation plans for officers, as well as Dime's deferred compensation and retainer continuation plans for directors, or to use discretionary authority previously provided therein, to adversely affect the rights of employees or directors to existing benefits and payment rights following a change in control of Dime.

SEVERANCE-RELATED PLANS AND PROGRAMS

         Dime's severance pay programs for employees (which do not cover executive officers, or other officers whose severance benefits are provided for in individual agreements, but which cover nearly all other Dime employees) have been amended to eliminate Dime's discretion to reduce individual severance awards and to prohibit any amendments that would reduce program benefits from taking effect on or prior to December 31, 2001. In addition to current severance benefits under these programs (which generally provide for benefits, upon certain involuntary terminations, that are based on position and length of service), the Board of Directors has approved amendments to these programs under which covered employees whose employment is involuntarily terminated after a change in control and on or before December 31, 2001, will receive an additional lump sum payment equal to 25% of the current program benefits, and has granted authority to the Chief Executive Officer to enter into agreements with additional employees providing for further enhancement of their severance benefits. If all of Dime's covered employees were to be involuntarily terminated by an acquiror, an event that Dime considers virtually inconceivable, the increase in severance payments as a result of these enhancements would be approximately $21 million on a pre-tax basis.

         Executive officers and other senior officers receive severance benefits under their employment agreements if their employment is involuntarily terminated during the current term of these agreements (which generally ends March 1, 2003, subject to renewal). For retention purposes, these employment agreements (other than Mr. Toal's) will be amended to provide enhanced severance benefits where no change in control (as defined in the agreements) has taken place. These severance benefits will consist of a lump sum payment equal to the salary and bonus (based on their individual bonus opportunity) such individuals would have received if they had

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
remained employed through the end of the term of their agreement as in effect at the time of termination of employment (generally between two and three years, assuming the agreements have been renewed annually prior to a termination of employment), as well as continued welfare benefits through that period. If all executive officers receiving these enhanced severance benefits were to be involuntarily terminated in the absence of a change in control, which Dime considers highly unlikely, the increase in severance payments, as a result of these enhancements, over the existing severance provided for under their current employment agreements (assuming for purposes of calculation a July 1, 2000 termination date) would be approximately $8 million on a pre-tax basis. These benefits would not apply where a change of control has occurred, in which case the severance provisions described in Dime's Schedule 14D-9 filed on March 21, 2000 would govern.

         Dime is also a party to 62 change in control agreements with non-executive officers. Certain of these agreements will be amended to provide a higher multiple of compensation upon involuntary termination following a change in control (as defined in the agreement), as well as enhanced severance benefits similar to those described above with respect to executive officers if no change in control takes place (but in no event greater than two and one-half years' salary and bonus). In addition, certain of these change in control agreements will be amended to provide that, following a change in control, the affected officers will have the same rights to treat their employment as constructively terminated and receive benefits following a material diminution in duties as are now provided with respect to a termination following a reduction in salary. If all affected non-executive officers holding employment or change in control agreements and receiving enhanced severance benefits were to be involuntarily terminated, which Dime considers highly unlikely in the absence of a change in control, the additional cost of these severance enhancements over the existing severance provided for under their current agreements (assuming for purposes of calculation a July 1, 2000 termination date) would be approximately $14 million on a pre-tax basis in the absence of a change in control and approximately $0.2 million on a pre-tax basis in the event of a change in control.

         Certain employment and change in control agreements with active officers of North American Mortgage Company (Dime Savings' mortgage banking subsidiary), covering ten individuals, including Richard A. Mirro, its Chief Executive Officer, will be modified to provide that these individuals will be entitled to change in control severance payments and continuation of welfare benefits under their agreements if a change in control of North American precedes a change in control of Dime, and if their employment is then terminated by North American or its successor (currently, these benefits are available only following a change in control of Dime).

STOCK INCENTIVE PLANS

         Under each of Dime's stock-based employee and director benefit plans, an event requiring the vesting of unvested stock options and the lapse of restrictions on restricted stock has occurred in connection with North Fork's hostile offer. As a result, approximately 3.8 million options to purchase shares of Dime stock held by officers and employees, and 7,500 options held by directors, that were the subject of options that had not previously been exercisable became exercisable, and

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restrictions with respect to approximately 1.1 million shares of restricted stock held by officers, and approximately 59,000 shares of restricted stock held by directors, lapsed.

ITEM 8.  ADDITIONAL INFORMATION.

Item 8 is hereby supplemented and amended by adding the following:

         The discussion below, in substance, was included in the Form 10-Q quarterly report of Dime filed with the SEC on May 15, 2000. The discussion updates the status of various litigation between Dime, North Fork, FleetBoston and others.

         On March 6, 2000, North Fork filed a lawsuit in the Delaware Court of Chancery against Dime, members of the Dime Board of Directors and Hudson
United Bancorp ("Hudson"), challenging a number of the provisions in the Agreement and Plan of Merger, dated as of September 15, 1999, between Hudson and Dime, as amended and restated on December 27, 1999 (the "Merger Agreement") and alleging, among other things, breaches of fiduciary duties by the Dime Board (the "Delaware Action"). The complaint sought, among other things, an order invalidating certain provisions of the Merger Agreement. On March 9, 2000, North Fork amended its complaint in the Delaware Action to include allegations of breach of fiduciary duties by the Dime Board for compelling a premature stockholder vote on the Merger Agreement and of false and misleading statements in the Dime's proxy statement/prospectus supplement dated March 7, 2000. After Dime postponed its special meeting on the Merger Agreement from March 15, 2000 to March 24, 2000, North Fork withdrew its additional motion for a temporary restraining order to enjoin the March 15th meeting but reserved its right to proceed in the future. On March 17, 2000, North Fork moved for an expedited hearing and partial summary judgment with respect to its challenges to the provisions of the Merger Agreement. As a result of the termination of the Merger Agreement on April 28, 2000, these motions have been withdrawn.

         Dime is the subject of at least 14 putative class action lawsuits filed on or after March 6, 2000 by various Dime stockholders: Brecher v. Toal, et. al., Miller v. Toal, et. al., Weiss v. Toal, et. al., Susser v. Toal, et. al., Lifshitz v. Toal, et. al., Pill v. Toal, et. al., Milite v. Toal, et. al., Steiner v. Toal, et. al., Shiry v. Toal, et. al., Lewis v. Toal, et. al., and Coleman v. Toal, et. al., each filed in the Delaware Court of Chancery on March 6, 2000; Great Neck Capital Appreciation Partnership v. Dime Bancorp, Inc., filed in the Delaware Court of Chancery on March 7, 2000; Silverberg v. Dime Bancorp, Inc., filed in the Supreme Court of the State of New York, County of Queens on March 9, 2000; and Graifman v. Koons, et. al., filed in the Supreme Court of the State of New York, County of New York, on March 15, 2000 (collectively, the "Stockholder Actions"). Each of the Stockholder Actions alleges, among other things, breaches of fiduciary duties by the Dime Board and challenges the stock option, purported benefits to the Dime's directors and officers that were to have resulted from the merger of Dime with Hudson, and the rejection by the Dime

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

Board of the North Fork's hostile tender offer. On March 10, 2000, the Dime stockholder plaintiffs in some of the Stockholder Actions filed a motion for partial summary judgment seeking a determination invalidating the same provisions of the Merger Agreement that were the subject of North Fork's complaint. The motions have become moot as a result of the termination of the Merger Agreement.

         On March 10, 2000, Dime filed suit in the Supreme Court of the State of New York, County of New York, against North Fork and FleetBoston (the "New York Action"). The complaint alleges violations of New York's antitrust laws, including a conspiracy between North Fork and FleetBoston to: (i) diminish competition in a variety of banking markets; (ii) diminish competition for the purchase of banks and thrifts in some markets; and (iii) eliminate a stronger competitor (i.e., the combined institution resulting from the Merger). In addition, the complaint alleges that FleetBoston's divestiture of branches from the Fleet Financial-BankBoston Corporation merger to Sovereign Bancorp, Inc. ("Sovereign") is part of the conspiracy, as Sovereign is not capable of competing effectively in markets with FleetBoston and FleetBoston may use monopoly profits gained in those markets to fund North Fork's hostile tender offer. Among other things, the suit asks the court to: (i) enjoin North Fork and FleetBoston from acting in concert to acquire Dime; (ii) enjoin the proposed branch divestiture from FleetBoston to Sovereign and require divestiture to a banking organization with a reasonable opportunity to improve competition in the markets served; and (iii) declare violations of the New York antitrust laws. On March 31, 2000, North Fork and FleetBoston moved to dismiss the New York Action, arguing that it is preempted by federal law. Dime has filed its response to this motion, and the New York Attorney General has submitted an amicus curiae brief challenging the preemption issues raised by North Fork and FleetBoston. North Fork has submitted a response to the New York Attorney General's amicus curiae brief.

         On March 21, 2000, Dime filed suit in the United States District Court for the Eastern District of New York against North Fork and members of North Fork's board of directors seeking preliminary and permanent injunctive relief in connection with alleged misrepresentations contained in North Fork's proxy statement, dated March 13, 2000, soliciting proxies against the merger of Dime with Hudson, in violation of the Securities Exchange Act of 1934. On March 30, 2000, North Fork moved to dismiss this action. On April 13, 2000, Dime filed an amended complaint in this action, focusing on the disclosures by North Fork regarding the cost savings that could be achieved if North Fork acquired Dime and North Fork's relationship with FleetBoston. On April 20, 2000, the court issued a decision recommending that North Fork's motion to dismiss be denied and ordering the parties to conduct expedited discovery. On April 24, 2000, North Fork filed an answer and counterclaims against Dime and sought expedited discovery on those counterclaims. The counterclaims allege that Dime and its Chairman, Mr. Lawrence J. Toal, have made materially false and misleading statements in Dime's proxy materials in connection with the merger of Dime with Hudson, its press releases and its other filings with the SEC with respect to North Fork's hostile tender offer and seek injunctive and other relief. On April 28, 2000, the court denied North Fork's request for expedited discovery. Dime's request for a preliminary injunction was withdrawn

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

in light of the termination of the Merger Agreement. On May 15, 2000, Dime moved to dismiss North Fork's counterclaims and to strike certain of its affirmative defenses. On May 17, 2000, Dime sought leave to file a second amended complaint which adds FleetBoston as a party, and asserts claims against North Fork, members of North Fork's board of directors and FleetBoston for making false and misleading statements in connection with the tender offer.

         On March 29, 2000, Dime filed suit in the Supreme Court of the State of New York, County of New York, against Salomon Smith Barney, Inc. ("Salomon"), which had been acting as a financial advisor to North Fork in connection with North Fork's hostile tender offer. The complaint alleges violations of a provision of a confidentiality agreement, dated May 12, 1997, between Dime and Salomon, which the complaint states prohibits Salomon, for a three year period, from providing financial advisory services to any entity interested in acquiring or otherwise entering into a business combination transaction with Dime without obtaining Dime's prior written consent to either the transaction or the provision of such advice (the "Confidentiality Agreement"). The suit asks the state court to enjoin Salomon from providing financial or advisory services to North Fork in connection with North Fork's hostile tender offer. On April 5, 2000, the state court granted Dime's motion to preliminarily enjoin Salomon from acting as a financial advisor to North Fork until May 12, 2000, the date the relevant provision of the Confidentiality Agreement expires by its terms (the "Preliminary Injunction"). On April 6, 2000, Salomon filed a notice of appeal in the Appellate Division of the State of New York, First Department, alleging that the state court erred when it granted the Preliminary Injunction, and also filed a motion in the appellate court seeking to vacate the state court's order imposing the Preliminary Injunction. The appellate court denied Salomon's motion to vacate on May 3, 2000. On May 10, 2000, the court declined to extend the Preliminary Injunction beyond May 12, 2000. On May 17, 2000, Dime amended its complaint to include a claim for monetary damages from Salomon and a claim against North Fork.

         On May 15, 2000, Dime was served with a Civil Investigative Demand (the "CID") by the Antitrust Division of the U.S. Department of Justice in connection with North Fork's proposed hostile acquisition of Dime and FleetBoston's proposed financing of North Fork's acquisition. Dime intends to diligently comply with and respond to the CID.

         Dime believes that its various claims against North Fork, FleetBoston and Salomon are meritorious and that the various claims made against Dime and the Dime Board are without merit. However, it is not possible to predict the outcome of these claims at this time.

         ITEM 9.  EXHIBITS.

Item 9 is hereby supplemented and amended by adding the following:

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

Exhibit
Number             Description
------             -----------
(e)(3)             Amended and Restated Umbrella Trust Agreement, dated as of May 18, 2000, by and among Dime, Dime Savings and HSBC Bank USA, as trustee
                   ("HSBC"), with respect to covered arrangements for executive officers of Dime
                   Savings and related entities

(e)(4)             Amended and Restated Umbrella Trust Agreement, dated as of May 18, 2000, by and among Dime, Dime Savings and HSBC, with respect to covered arrangements for outside Directors of Dime Savings and related entities

(e)(5)             Umbrella Trust Agreement, dated as of May 18, 2000, by and among Dime,
                   Dime Savings and HSBC, with respect to designated arrangements for employees of Dime Savings and related entities

(e)(6)             Benefit Protection Trust Agreement, dated as of May 18, 2000, by and among
                   Dime Savings, Dime and HSBC

(e)(7)             Severance Pay Program for Employees of Dime and Participating Subsidiaries,
                   amended and restated effective as of May 18, 2000

(e)(8)             Senior Executive Severance Pay Plan of North American, effective as of
                   October 13, 1994, as amended effective as of May 18, 2000

(e)(9)             Severance Pay Plan of North American, effective as of October 13, 1994, as amended effective as of May 18, 2000

(e)(10)            Employment Agreement dated as of January 30, 1998 between Dime Savings and James E. Kelly

(e)(11)            Employment Agreement dated as of January 30, 1998 between Dime Savings and Gene C. Brooks

(e)(12)            Amendment to the Dime Bancorp, Inc. Voluntary Deferred Compensation Plan,
                   effective May 18, 2000

(e)(13)            Amendment to the Dime Bancorp, Inc. Voluntary Deferred Compensation Plan
                   for Directors, effective May 18, 2000

(e)(14)            Amendment to the Dime Bancorp, Inc. Supplemental Executive Retirement Plan,
                   effective May 18, 2000

(e)(15)            Amendment to the Deferred Compensation Plan for Board Members of The
                   Dime Savings Bank of New York, FSB, effective May 18, 2000

(e)(16)            Amendment to the Retainer Continuation Plan for Independent Directors of The
                   Dime Savings Bank of New York, FSB, effective May 18, 2000

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

Exhibit
Number             Description
------             -----------
(e)(17)            Amendment to the Benefit Restoration Plan of The Dime Savings Bank of New
                   York, FSB, effective May 18, 2000

(e)(18)            Amendment to The Dime Savings Bank of New York, FSB Deferred
                   Compensation Plan, effective May 18, 2000

(e)(19)            Amendment to the Key Executive Life Insurance/Death Benefit Plan of The
                   Dime Savings Bank of New York, FSB, effective May 18, 2000

(e)(20)            Amendments to the Dime Bancorp, Inc. Officer Incentive Plan, effective May 18, 2000

(e)(21)            Amendment to the Dime Bancorp, Inc. Senior Officer Incentive Plan, effective
                   May 18, 2000

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

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     DIME BANCORP, INC.


                                                     By:   /s/ James E. Kelly
                                                        ------------------------
                                                     Name:  James E. Kelly
                                                     Title: General Counsel


Dated:  May 19, 2000

                                  EXHIBIT INDEX

Exhibit
Number             Description
------             -----------
(e)(3)             Amended and Restated Umbrella Trust Agreement, dated as of May 18, 2000, by and among Dime, Dime Savings and HSBC Bank USA, as trustee
                   ("HSBC"), with respect to covered arrangements for executive officers of Dime
                   Savings and related entities

(e)(4)             Amended and Restated Umbrella Trust Agreement, dated as of May 18, 2000, by and among Dime, Dime Savings and HSBC, with respect to covered arrangements for outside Directors of Dime Savings and related entities

(e)(5)             Umbrella Trust Agreement, dated as of May 18, 2000, by and among Dime,
                   Dime Savings and HSBC, with respect to designated arrangements for employees of Dime Savings and related entities

(e)(6)             Benefit Protection Trust Agreement, dated as of May 18, 2000, by and among Dime
                   Savings, Dime and HSBC

(e)(7)             Severance Pay Program for Employees of Dime and Participating Subsidiaries,
                   amended and restated effective as of May 18, 2000

(e)(8)             Senior Executive Severance Pay Plan of North American, effective as of
                   October 13, 1994, as amended effective as of May 18, 2000

(e)(9)             Severance Pay Plan of North American, effective as of October 13, 1994, as amended effective as of May 18, 2000

(e)(10)            Employment Agreement dated as of January 30, 1998 between Dime Savings and James E. Kelly

(e)(11)            Employment Agreement dated as of January 30, 1998 between Dime Savings and Gene C. Brooks

(e)(12)            Amendment to the Dime Bancorp, Inc. Voluntary Deferred Compensation Plan,
                   effective May 18, 2000

(e)(13)            Amendment to the Dime Bancorp, Inc. Voluntary Deferred Compensation Plan
                   for Directors, effective May 18, 2000

(e)(14)            Amendment to the Dime Bancorp, Inc. Supplemental Executive Retirement
                   Plan, effective May 18, 2000

(e)(15)            Amendment to the Deferred Compensation Plan for Board Members of The
                   Dime Savings Bank of New York, FSB, effective May 18, 2000

Exhibit
Number             Description
------             -----------
(e)(16)            Amendment to the Retainer Continuation Plan for Independent Directors of The
                   Dime Savings Bank of New York, FSB, effective May 18, 2000

(e)(17)            Amendment to the Benefit Restoration Plan of The Dime Savings Bank of New
                   York, FSB, effective May 18, 2000

(e)(18)            Amendment to The Dime Savings Bank of New York, FSB Deferred Compensation Plan,
                   effective May 18, 2000

(e)(19)            Amendment to the Key Executive Life Insurance/Death Benefit Plan of The
                   Dime Savings Bank of New York, FSB, effective May 18, 2000

(e)(20)            Amendments to the Dime Bancorp, Inc. Officer Incentive Plan, effective May 18, 2000

(e)(21)            Amendment to the Dime Bancorp, Inc. Senior Officer Incentive Plan, effective
                   May 18, 2000

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